Exhibit 99.1

Allot Communications Announces Second Quarter 2007 Results

– Revenues increase 4% over first quarter 2007 –

Hod Hasharon, ISRAEL – August 8, 2007 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced financial results for the second quarter ended June 30, 2007.

Revenues for the second quarter of 2007 totaled $8.6 million, representing a 4% increase over the $8.3 million in revenues reported for the first quarter of 2007 and a 6% increase from the $8.2 million of revenues reported in the second quarter of 2006. On a GAAP basis, the net loss for the second quarter of 2007 was $592 thousand, or $0.03 per share, as compared with a net loss of $434 thousand, or $0.02 per share, for the first quarter of 2007 and net income of $53 thousand, or $0.00 per diluted share, in the second quarter of 2006. For the first six months of 2007, revenues reached $16.9 million, representing a 7% increase over $15.7 million in revenues for the first half of 2006. On a GAAP basis, the net loss for the first six months of 2007 totaled $1.0 million, or $0.05 per share, as compared with net income of $58 thousand, or $0.00 per diluted share, for the first half of 2006.

On a non-GAAP basis, excluding the impact of share-based compensation expense in both periods, and the impact of expenses related to a law suit in the second quarter of 2007, the non-GAAP net loss for the second quarter of 2007 totaled $299 thousand, or $0.01 per share, as compared with a non-GAAP net loss of $112 thousand, or $0.00 per share, for the first quarter of 2007 and non-GAAP net income of $324 thousand, or $0.02 per diluted share, for the second quarter of 2006. For the first six months of 2007, the non-GAAP net loss, excluding the impact of the share-based compensation and the impact of the legal expenses, totaled $411 thousand, or $0.02 per share, as compared with net income of $411 thousand, or $0.03 per diluted share for the first half of 2006.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliation between GAAP and non-GAAP measures is provided in the accompanying Table 2 of this press release. Allot provides these non-GAAP financial measures because they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of Allot’s operating performance.

“We were pleased to see that channel sales are beginning to improve, particularly in the Americas, during the second quarter,” commented Rami Hadar, Allot Communications’ President and Chief Executive Officer. “We believe that this initial improvement, along with our focus on the carrier market presents significant growth opportunities for Allot over the middle to long term.

“The announcement of our new Service Gateway has generated significant interest within our current customer base as well as in the carrier markets worldwide. This new carrier class platform, which remains on track for trials in the current quarter and is presently scheduled to be generally available in the fourth quarter of 2007, will offer Allot customers what we believe is the fastest product available in the market, delivering true 10 GB/s full duplex capability, or over 20 GB/s total throughput. The service gateway is based on an open architecture platform which enables carriers to easily expand and deploy additional value added services while leveraging their current infrastructure investments. By utilizing Allot’s best-of-breed DPI technology, carriers can offer flexible, personalized subscriber services to generate significant new revenue streams. While the migration from 1GB/s to 10 GB/s interface products may delay purchasing decisions among several of our customers, we believe that the initial demand we are seeing for the new platform will contribute to revenue growth as early as the fourth quarter of this year,” concluded Mr. Hadar.

During the second quarter, key highlights included the following achievements:

—	Allot unveiled the industry’s first DPI-based Service Gateway supporting more than 20 Gigabits per second (GB/s) of traffic;
—	Continued demand among Tier 2 service providers; recently announced customers include Vodafone Iceland, Telefonica del Sur in Chile, and Cablemas in Mexico;
—	Sales in North and South America reached $2.8 million, a 17% increase over the first quarter; and
—	Allot commenced a second commercial DPI deployment with a major wireless operator.

As of June 30, 2007, Allot’s cash and cash equivalents, including short and long-term deposits and investments in marketable securities, totaled $78.5 million.

Financial Guidance

With the anticipated general availability and market acceptance of the Service Gateway during the fourth quarter of 2007, the Company maintains its previous guidance for the year 2007, and anticipates that net revenues will total approximately $40 million.

Conference Call & Webcast

The Allot management team will host a live conference call and webcast today at 8:30 AM EDT to discuss the financial results as well as management’s outlook for the business.

To access the conference call, please dial one of the following numbers: US: 1-866-966-9446, International: +44-1452-567-098, Israel: 1-809-213-849.

A replay of the conference call will be available from 12:01 am EDT on August 9, 2007 through August 15, 2007, at 11:59 pm EDT.

To access the replay, please dial: US: 1-866-247-4222, International: +44-1452-55-0000. Access code for both: 10403945#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived for replay on the investor relations section of the Allot corporate website following the conference call.

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Allot’s plans, objectives and expectations for future operations, including expected performance characteristics of the Service Gateway platform, the timing of general commercial availability or the level of revenues to be generated therefrom, and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, those discussed under the heading “Risk Factors” in Allot’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-9-761-9365
jkalish@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Revenues	$8,601	$8,152	$16,877	$15,723
Cost of revenues	2,036	1,746	4,010	3,446

Gross profit	6,565	6,406	12,867	12,277

Operating expenses:
Research and development, net	2,165	1,953	4,618	3,835
Sales and marketing	4,566	3,749	8,760	7,242
General and administrative	1,438	710	2,481	1,319

Total operating expenses	8,169	6,412	15,859	12,396
Operating loss	(1,604)	(6)	(2,992)	(119)
Financial and other income, net	825	62	1,782	183

Income (loss) before income tax expenses (benefit)	(779)	56	(1,210)	64

Income tax expenses (benefit)	(187)	3	(184)	6

Net income (loss)	$(592)	53	$(1,026)	58

Basic net earnings (loss) per share	$(0.03)	$0.00	$(0.05)	$0.00

Diluted net earnings (loss) per share	$(0.03)	$0.00	$(0.05)	$0.00

Weighted average number of shares
used in computing basic net
earnings (loss) per share	21,253,700	13,286,779	21,131,702	13,036,329

Weighted average number of shares
used in computing diluted net
earnings (loss) per share	21,253,700	15,084,192	21,131,702	14,692,920

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

GAAP net income (loss) as reported	$(592)	$53	$(1,026)	$58

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	12	3	23	3
Research and development costs, net	46	25	96	39
Sales and marketing	(10)	157	109	203
General and administrative	177	86	319	108
Expenses related to a law suit
General and administrative	68	-	68	-

Total adjustments	293	271	615	353

Non-GAAP net income (loss)	$(299)	$324	$(411)	$411

Non- GAAP basic net earnings (loss) per share	$(0.01)	$0.02	$(0.02)	$0.03

Non-GAAP diluted net earnings (loss) per share	$(0.01)	$0.02	$(0.02)	$0.03

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2007	December 31, 2006
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,930	$7,117
Marketable securities and short term deposit	64,587	70,423
Trade receivables	8,976	5,856
Other receivables and prepaid expenses	2,998	1,961
Inventories	4,117	3,337

Total current assets	90,608	88,694

LONG-TERM ASSETS:
Marketable securities	3,995	5,750
Severence pay fund	2,891	2,648
Other assets	1,484	1,054

Total long-term assets	8,370	9,452

PROPERTY AND EQUIPMENT, NET	4,137	2,939

GOODWILL	211	99

Total assets	$103,326	$101,184

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit and current maturities, net	$-	$6
Trade payables	3,470	4,415
Deferred revenues	4,806	3,788
Other payables and accrued expenses	5,722	4,833

Total current liabilities	13,998	13,042

LONG-TERM LIABILITIES:
Deferred revenues	1,691	1,578
Accrued severence pay	2,728	2,377

Total long-term liabilities	4,419	3,955

SHAREHOLDERS' EQUITY	84,909	84,187

Total liabilities and shareholders' equity	$103,326	$101,184